                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                         )
The AES Corporation                      )                   File No. 70-9465
                                         )


            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


                  On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27063 in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending March 31, 2001. AES is separately filing a certificate in File No. 70-9779 as required by the Commission's order in Release No. 35-27363 in connection with the AES acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL").

                                           Respectfully submitted,


                                           /s/ Earle H. O'Donnell
                                           -------------------------------------
                                           Earle H. O'Donnell
                                           Andrew B. Young
                                           Hugh E. Hilliard
                                           Dewey Ballantine LLP
                                           1775 Pennsylvania Avenue, N.W.
                                           Washington, D.C.  20006

Dated: May 30, 2001

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                          QUARTER ENDED MARCH 31, 2001


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended
   March 31, 2001:
   a)   12 months ended March 31, 2001 GAAP consolidated income statement
   b)   12 months ended March 31, 2001 pro rata consolidated income statement

2) Balance Sheet of The AES Corporation at March 31, 2001
   a)   GAAP Basis Consolidated Balance Sheet
   b)   Pro Rata Consolidated Balance Sheet

3) Statement of Income of CILCORP for the 12 months ended March 31, 2001

4) Statement of Income of CILCO for the 12 months ended March 31, 2001

5) Consolidated Balance Sheet of CILCORP at March 31, 2001

6) Consolidated Balance Sheet of CILCO at March 31, 2001

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES CILCORP AND IPALCO) FOR THE TWELVE MONTHS ENDED MARCH 31, 2001 - GAAP BASIS

------------------------------------------------------------------------------
                                                       TWELVE
                                                       MONTHS
                                                        ENDED
                                                      3/31/2001
------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                       $  7,540

OPERATING COSTS
 AND EXPENSES:
Cost of sales and services                                  5,704

Selling, general and
 administrative expenses                                       66
                                                   ----------------
TOTAL OPERATING COSTS
 AND EXPENSES                                               5,770
                                                   ----------------

OPERATING INCOME                                            1,770

OTHER INCOME AND
 (EXPENSE):
Interest expense, net                                      (1,140)
Equity in earnings of affiliates
 (before income tax)                                          407
Other income (expense)                                        (42)
Nonrecurring severance and transaction costs                  (94)
Gain on sale of investment                                   (112)
                                                   ----------------
INCOME BEFORE INCOME TAXES AND
 MINORITY INTEREST                                            789

Income tax provision                                          176
Minority interest                                             133
                                                   ----------------
NET INCOME                                                $   480
                                                   ================

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES CILCORP AND IPALCO) FOR THE TWELVE MONTHS ENDED MARCH 31, 2001 - PRO RATA BASIS

------------------------------------------------------------------------------
                                                       TWELVE
                                                       MONTHS
                                                        ENDED
                                                      3/31/2001
------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                       $  8,421

OPERATING COSTS
 AND EXPENSES:
Cost of sales and services                                  6,258
Selling, general and administrative
expenses                                                       78
                                                   ---------------

TOTAL OPERATING COSTS
 AND EXPENSES                                               6,336
                                                   ---------------

OPERATING INCOME                                            2,085

OTHER INCOME AND (EXPENSE):
Interest expense, net                                      (1,149)
Other income (expense)                                       (173)
Nonrecurring severance and transaction costs                  (94)
Gain on sale of investment
                                                             (112)
                                                   ---------------
INCOME BEFORE INCOME TAXES                                    557

Income tax provision                                           77
                                                   ---------------
NET INCOME                                                $   480
                                                   ===============

THE AES CORPORATION

GAAP BASIS CONSOLIDATED BALANCE SHEET (INCLUDES
CILCORP AND IPALCO)
MARCH 31, 2001
($ in millions)
ASSETS

CURRENT ASSETS
     Cash and cash equivalents              $  1,830
     Short-term investments                      382
     Accounts receivable, net                  1,527
     Inventory                                   498
     Receivable from affiliates                   30
     Prepaid expenses and other current
     assets                                      662
                                               -----
     TOTAL CURRENT ASSETS                      4,929

PROPERTY, PLANT AND EQUIPMENT
     Land                                        670
     Electric generation and
     distribution assets                      19,950
     Accumulated depreciation and
     amortization                             (2,797)
     Construction in progress                  3,175
                                               -----
     PROPERTY, PLANT AND EQUIPMENT,
     NET                                      20,998

OTHER ASSETS
     Deferred financing costs, net               428
     Project development costs                   149
     Investments in and advances to
     affiliates                                3,525
     Debt service reserves and other
     deposits                                    442
     Excess of cost net assets
     acquired, net                             2,859
     Other assets                              2,258
                                               -----
     TOTAL OTHER ASSETS                        9,661

     TOTAL                                 $  35,588
                                          ==========

                                       5



LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                        $   690
     Accrued interest                            433
     Accrued and other liabilities             1,407
     Non-recourse debt-current
     portion                                   2,796
                                               -----
     TOTAL CURRENT LIABILITIES                 5,326

LONG-TERM LIABILITIES
     Non-recourse debt                        13,541
     Recourse debt                             4,479
     Deferred incomes taxes                    2,044
     Other long-term liabilities               1,767
                                              ------
     TOTAL LONG-TERM LIABILITIES              21,831

     Minority interest                         1,422

     Company-obligated Convertible
     Mandatorily Redeemable Preferred
     Securities of Subsidiary
     Trusts Holding Solely Junior
     Debentures of AES                         1,228


STOCKHOLDERS' EQUITY
     Common Stock                                  5
     Additional paid-in Capital                5,194
     Retained earnings                         2,642
     Accumulated other comprehensive
     loss                                    (2,060)
                                             -------
     TOTAL STOCKHOLDERS' EQUITY                5,781

     TOTAL                                 $  35,588
                                          ==========

THE AES CORPORATION

PRO RATA CONSOLIDATED BALANCE SHEET (INCLUDES CILCORP
AND IPALCO)
MARCH 31, 2001
($ in millions)

ASSETS

CURRENT ASSETS
    Cash and cash equivalents               $    1,889
    Short-term investments                         327
    Accounts receivable, net                     1,677
    Inventory                                      470
    Receivable from affiliates                      26
    Deferred income taxes                          189
    Prepaid expenses and other current
    assets                                         601
                                                 -----
    TOTAL CURRENT ASSETS                         5,179

PROPERTY, PLANT AND EQUIPMENT
    Land                                           582
    Electric generation and
    distribution assets                         21,419
    Accumulated depreciation and
    amortization                               (2,739)
    Construction in progress                     3,089
                                                ------
    PROPERTY, PLANT AND EQUIPMENT, NET          22,351

OTHER ASSETS
    Deferred financing costs, net                  410
    Project development costs                      153
    Investments in and advances to
    affiliates                                   3,865
    Debt service reserves and other
    deposits                                       725
    Excess of Cost over Net Assets
    Acquired                                     2,556
    Other assets                                 2,329
                                                ------
    TOTAL OTHER ASSETS                          10,038

    TOTAL                                    $  37,568
                                             =========

                                       7


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                         $     754
    Accrued interest                               457
    Accrued and other liabilities                1,408
    Other notes payable - current
    portion                                        301
    Project financing debt - current
    portion                                      2,415
                                                 -----
    TOTAL CURRENT LIABILITIES                    5,335

LONG-TERM LIABILITIES
    Recourse Debt-LT                             4,403
    Project Financing Debt-LT                   13,968
    Other notes payable-LT                          10
    Deferred Tax Liability                       2,043
    Other long-term liabilities                  2,739
                                                 -----
    TOTAL LONG-TERM LIABILITIES                 23,163

    TECONS                                       1,228

STOCKHOLDERS' EQUITY
    Common Stock                                     5
    Contributed capital / Additional
    paid in capital                              5,409
    Retained earnings                            4,592
    Accumulated other comprehensive
    loss                                       (2,164)
                                               -------
    TOTAL STOCKHOLDERS' EQUITY                   7,842

    TOTAL                                    $  37,568
                                             =========

                     CILCORP CONSOLIDATED
                        INCOME STATEMENT
                 TWELVE MONTHS ENDED 3/31/2001

REVENUE:
CILCO ELECTRIC                                                            $401,510
CILCO GAS                                                                  326,459
CILCO OTHER                                                                 52,924
OTHER BUSINESSES                                                            48,361
                                                                -------------------
        TOTAL                                                              829,254
                                                                -------------------

OPERATING EXPENSES:
FUEL FOR GENERATION AND PURCHASED POWER                                    216,261
GAS PURCHASED FOR RESALE                                                   272,402
OTHER OPERATIONS AND MAINTENANCE                                           119,783
DEPRECIATION AND AMORTIZATION                                               86,879
TAXES, OTHER THAN INCOME TAXES                                              40,360
                                                                -------------------
        TOTAL                                                              735,685
                                                                -------------------

FIXED CHARGES AND OTHER:
INTEREST EXPENSE                                                            72,318
PREFERRED STOCK DIVIDENDS OF SUBSIDIARY                                      2,677
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION                                 (536)
OTHER                                                                        1,248
                                                                -------------------
        TOTAL                                                               75,707
                                                                -------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                       17,862
INCOME TAXES                                                                 8,961
                                                                -------------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                 8,901

INCOME (LOSS) FROM OPERATIONS OF DISCONTINUED
  BUSINESS, NET OF TAXES                                                         -
EXTRAORDINARY ITEM                                                               -
                                                                -------------------
  NET INCOME (LOSS) BEFORE MINORITY INTEREST                                 8,901

MINORITY INTEREST                                                                -

                                                                -------------------
  NET INCOME (LOSS)                                                          8,901

OTHER COMPREHENSIVE INCOME                                                   (699)

                                                                -------------------
COMPREHENSIVE INCOME (LOSS)                                               $  8,202
                                                                ===================

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME


                                                                     Twelve Months Ended
                                                                           3/31/2001
Operating Revenues:
Electric                                                                    $  401,510
Gas                                                                            326,459
                                                                    -------------------
                                                                               727,969
                                                                    -------------------
Operating Expenses:
Cost of Fuel                                                                   115,571
Cost of Gas                                                                    238,654
Purchased Power                                                                 54,601
Other Operation & Maintenance Expenses                                         112,746
Depreciation and Amortization                                                   69,221
Income Taxes                                                                    27,952
Other Taxes                                                                     40,283
                                                                    -------------------
       Total Operating Expenses                                                659,028
                                                                    -------------------
Operating Income                                                                68,941

Other Income and Deductions
CILCO Owned Life Insurance                                                     (1,248)
Other, Net                                                                       1,225
                                                                    -------------------
      Total other income and (deductions)                                         (23)
                                                                    -------------------
Income Before Interest Expenses                                                 68,918

Interest Expenses:
Interest on Long-Term Debt                                                      17,313
Cost of Borrowed Funds Capitalized                                               (536)
Other                                                                            6,876
                                                                    -------------------
      Total interest expense                                                    23,653
                                                                    -------------------
Net (loss) Income Before Preferred Dividends                                    45,265
                                                                    -------------------
Preferred Stock Dividends                                                        2,677
                                                                    -------------------
Net Inc Available for Common Stock                                          $   42,588
                                                                    ===================

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                         March 31, 2001
 ASSETS                                                                   (Unaudited)
Current assets:
Cash and temporary cash investments                                         $   33,473
Receivables, less reserves of $1,432                                           116,160
Accrued unbilled revenue                                                        32,768
Fuel, at average cost                                                           13,137
Materials and supplies, at average cost                                         16,247
Gas in underground storage, at average cost                                      9,894
FAC/PGA underrecoveries                                                          3,209
Prepayments and other                                                            4,771
                                                                            ----------
       Total current assets                                                    229,659
                                                                            ----------
Investments and other property:
Investment in leveraged leases                                                 136,606
Other investments                                                               21,611
                                                                            ----------
   Total investments and other property                                        158,217
                                                                            ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                                                    700,528
   Gas                                                                         220,279
                                                                            ----------
                                                                               920,807
Less - accumulated provision for depreciation                                   82,943
                                                                            ----------
                                                                               837,864
Construction work in progress                                                   32,222
Other, net of depreciation                                                         112
                                                                            ----------
       Total property, plant and equipment                                     870,198
                                                                            ----------

                                       11


Other assets:
Goodwill, net of accumulated
   amortization of $22,255                                                     590,711
Other                                                                           54,829
                                                                            ----------
 Total other assets                                                            645,540
                                                                            ----------
       Total assets                                                         $1,903,614
                                                                            ==========

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                         March 31, 2001
LIABILITIES AND STOCKHOLDER'S EQUITY                                       (Unaudited)

Current liabilities:
Current portion of long-term debt                                           $   18,900
Notes payable                                                                  108,200
Accounts payable                                                                62,215
Accrued taxes                                                                   28,197
Accrued interest                                                                27,023
FAC/PGA overrecoveries                                                           2,504
Other                                                                            5,877
                                                                            ----------
        Total current liabilities                                              252,916
                                                                            ----------
Long-term debt                                                                 719,093
                                                                            ----------
Deferred credits and other liabilities:
Deferred income taxes                                                          194,203
Regulatory liability of regulated subsidiary                                    42,949
Deferred investment tax credits                                                 15,757
Freeman contract liability                                                      87,049
Other                                                                           77,828
                                                                            ----------
        Total deferred credits and other liabilities                           417,786
                                                                            ----------
Preferred stock of subsidiary                                                   41,120
                                                                            ----------
Stockholder's equity:
Common stock, no par value; authorized 10,000 shares - outstanding
  1,000 shares                                                                      --
Additional paid-in capital                                                     468,833
Retained earnings                                                                4,565
Accumulated other comprehensive income                                            (699)
                                                                            ----------
        Total stockholder's equity                                             472,699
                                                                            ----------
        Total liabilities and Stockholder's equity                          $1,903,614
                                                                            ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                          March 31, 2001
ASSETS                                                                     (Unaudited)
Utility plant, at original cost:
  Electric                                                                 $1,310,423
  Gas                                                                         443,645
                                                                           ----------
                                                                            1,754,068
  Less - accumulated provision for depreciation                               942,906
                                                                           ----------
                                                                              811,162
Construction work in progress                                                  32,223
                                                                           ----------
     Total utility plant                                                      843,385
                                                                           ----------
Other property and investments:
Cash surrender value of company-owned life insurance
  (net of related policy loans of $59,292)                                      4,372
Other                                                                           1,162
                                                                           ----------
     Total other property and investments                                       5,534
                                                                           ----------
Current assets:
Cash and temporary cash investments                                            29,819
Receivables, less reserves of $1,432                                          101,416
Accrued unbilled revenue                                                       29,037
Fuel, at average cost                                                          13,137
Materials and supplies, at average cost                                        15,212
Gas in underground storage, at average cost                                     9,894
Prepaid taxes                                                                   5,393
FAC/PGA underrecoveries                                                         3,209
Other                                                                           4,709
                                                                           ----------
     Total current assets                                                     211,826
                                                                           ----------
Deferred debits:

                                       14


Unamortized loss on reacquired debt                                             2,631
Unamortized debt expense                                                        1,396
Prepaid pension cost                                                              229
Other                                                                          24,734
                                                                           ----------
     Total deferred debits                                                     28,990
                                                                           ----------
Total assets                                                               $1,089,735
                                                                           ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                          Consolidated Balance Sheets
                                 (In thousands)

                                                                                  March 31,
CAPITALIZATION AND LIABILITIES                                                     2001
                                                                                (Unaudited)
Capitalization:
Common stockholder's equity:
   Common stock, no par value; authorized 20,000,000 shares;
     outstanding 13,563,871 shares                                              $  185,661
Additional paid-in capital                                                          27,000
Retained earnings                                                                  152,155
Accumulated other comprehensive income                                              (1,224)
                                                                                ----------
        Total common stockholder's equity                                          363,592
Preferred stock without mandatory redemption                                        19,120
Preferred stock with mandatory redemption                                           22,000
Long-term debt                                                                     244,095
                                                                                ----------
        Total capitalization                                                       648,807
                                                                                ----------
Current liabilities:
Current maturities of long-term debt                                                 1,400
Notes payable                                                                       75,700
Accounts payable                                                                    49,804
Accrued taxes                                                                       36,166
Accrued interest                                                                     7,144
FAC/PGA overrecoveries                                                               2,504
Other                                                                                5,805
                                                                                ----------
        Total current liabilities                                                  178,523
                                                                                ----------
Deferred credits and other liabilities:
Accumulated deferred income taxes                                                  120,902
Regulatory liability                                                                42,949
Deferred investment tax credit                                                      15,757
Capital lease obligation                                                               467
Other                                                                               82,330
                                                                                ----------
        Total deferred credits and

                                       16


        other liabilities                                                          262,405
                                                                                ----------
Total capitalization and liabilities                                            $1,089,735
                                                                                ==========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

     ---------------------------------------------------------------------------------------------------
                                                              12 MOS. 3/31/00           12 MOS. 3/31/01
     ---------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                            12.89%                    10.36%
     CILCO                                                                565                       781
     AES                                                                4,091                     6,711
     AES/CILCORP                                                        4,382                     7,540
     ---------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                          13.33%                    11.00%
     CILCORP (Including CILCO)                                            584                       829
     AES                                                                4,091                     6,711
     AES/CILCORP                                                        4,382                     7,540
     ---------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                    11.05%                     6.95%
     CILCO                                                                386                       425
     AES                                                                3,335                     5,671
     AES/CILCORP                                                        3,493                     6,113
     ---------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                  11.31%                     7.23%
     CILCORP (Including CILCO)                                            395                       442
     AES                                                                3,335                     5,671
     AES/CILCORP                                                        3,493                     6,113
     ---------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                           5.04%                     5.43%
     CILCO                                                                 56                        96
     AES                                                                1,111                     1,676
     AES/CILCORP                                                        1,111                     1,770
     ---------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                         3.87%                     5.31%
     CILCORP (Including CILCO)                                             43                        94
     AES                                                                1,111                     1,676
     AES/CILCORP                                                        1,111                     1,770
     ---------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                 4.47%                     8.97%
     CILCO                                                                 18                        43
     AES                                                                  415                       471
     AES/CILCORP                                                          402                       480
     ---------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                               -.02%                     1.88%
     CILCORP (Including CILCO)                                            (7)                         9
     AES                                                                  415                       471
     AES/CILCORP                                                          402                       480
     ---------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                 4.34%                     3.06%
     CILCO                                                              1,016                     1,090
     AES                                                               23,402                    33,684
     AES/CILCORP                                                       23,402                    35,588
     ---------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                               7.63%                     5.35%
     CILCORP (Including CILCO)                                          1,785                     1,904
     AES                                                               23,402                    33,684
     AES/CILCORP                                                       23,402                    35,588
     ---------------------------------------------------------------------------------------------------

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

     -------------------------------------------------------------------------------------------------------
                                                                      12 MOS. 3/31/00        12 MOS. 3/31/01
     -------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                                  9.77%                    9.27%
     CILCO                                                                     565                      781
     AES                                                                     5,491                    7,592
     AES/CILCORP                                                             5,782                    8,421
     -------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                               10.10%                    9.84%
     CILCORP (Including CILCO)                                                 584                      829
     AES                                                                     5,491                    7,592
     AES/CILCORP                                                             5,782                    8,421
     -------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                          7.95%                    5.98%
     CILCO                                                                     386                      425
     AES                                                                     4,698                    6,661
     AES/CILCORP                                                             4,856                    7,103
     -------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                        8.13%                    6.22%
     CILCORP (Including CILCO)                                                 395                      442
     AES                                                                     4,698                    6,661
     AES/CILCORP                                                             4,856                    7,103
     -------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                                3.66%                    4.61%
     CILCO                                                                      56                       96
     AES                                                                     1,532                    1,990
     AES/CILCORP                                                             1,532                    2,085
     -------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                              2.81%                    4.51%
     CILCORP (Including CILCO)                                                  43                       94
     AES                                                                     1,532                    1,991
     AES/CILCORP                                                             1,532                    2,085
     -------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                      4.47%                    8.97%
     CILCO                                                                      18                       43
     AES                                                                       415                      471
     AES/CILCORP                                                               402                      480
     -------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                                    -.02%                    1.88%
     CILCORP (Including CILCO)                                                 (7)                        9
     AES                                                                       415                      471
     AES/CILCORP                                                               402                      480
     -------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                      3.55%                    2.73%
     CILCO                                                                   1,016                    1,090
     AES                                                                    28,583                   35,664
     AES/CILCORP                                                            28,583                   37,568
     -------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                                    6.24%                    5.07%
     CILCORP (Including CILCO)                                               1,785                    1,904
     AES                                                                    28,583                   35,664
     AES/CILCORP                                                            28,583                   37,568
     -------------------------------------------------------------------------------------------------------

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at March 31, 2001 (excluding CILCORP and IPALCO):


                                                                        AES         AES
                                                        CAPACITY      INTEREST     EQUITY       REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)         (MW)          STATUS
                                           -------        ----          ---         ----          ------
     AES Deepwater                          USA           143          100%          143           QF
     AES Beaver Valley                      USA           125          100%          125           QF
     AES Placerita                          USA           120          100%          120           QF
     AES Thames                             USA           181          100%          181           QF
     AES Shady Point                        USA           320          100%          320           QF
     AES Hawaii                             USA           180          100%          180           QF
     AES Warrior Run                        USA           180          100%          180           QF
     AES Somerset                           USA           675          100%          675           EWG
     AES Cayuga                             USA           306          100%          306           EWG
     AES Greenidge                          USA           161          100%          161           EWG
     AES Westover                           USA           126          100%          126           EWG
     AES Alamitos                           USA          2,083         100%         2,083          EWG
     AES Redondo Beach                      USA          1,310         100%         1,310          EWG
     AES Huntington Beach                   USA           563          100%          563           EWG
     DOMESTIC SUBTOTAL:                                  6,473                      6,473

                                                                        AES         AES
                                                        CAPACITY      INTEREST     EQUITY       REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)         (MW)          STATUS
                                           -------        ----          ---         ----          ------
     AES Kingston                          Canada         110           50%          55            EWG
     AES San Nicholas                    Argentina        650           69%          449           EWG
     AES Cabra Corral                    Argentina        102           98%          100          FUCO
     AES El Tunal                        Argentina         10           98%          10           FUCO
     AES Sarmiento                       Argentina         33           98%          32           FUCO
     AES Ullum                           Argentina         45           98%          44           FUCO
     AES Quebrada de Ullum               Argentina         45          100%          45           FUCO
     AES Alicura                         Argentina       1,000          98%          980          FUCO
     Fontes Nova - Light                   Brazil         144           21%          30           FUCO
     Ilha dos Pombos - Light               Brazil         164           21%          34           FUCO
     Nilo Pecanha - Light                  Brazil         380           21%          80           FUCO
     Pereira Passos - Light                Brazil         100           21%          21           FUCO
     CEMIG - Miranda                       Brazil         390           9%           35           FUCO
     CEMIG - Igarapava                     Brazil         210           1%            2           FUCO
     CEMIG (35 plants)                     Brazil        5,068          9%           441          FUCO
     AES Bayano                            Panama         150           49%          74           FUCO
     AES Panama                            Panama          42           49%          21           FUCO
     AES Chiriqui - La Estrella            Panama          42           49%          21           FUCO
     AES Chiriqui - Los Valles             Panama          48           49%          24           FUCO
     AES Los Mina                        Dom. Rep.        210          100%          210           EWG
     AES Yarra                           Australia        510          100%          510          FUCO
     AES Jeeralang                       Australia        449          100%          449          FUCO
     AES Mt. Stuart                      Australia        288          100%          288          FUCO
     AES Xiangci - Cili                    China           26           51%          13           FUCO


                                       20


     Wuhu Grassy Lake                      China          250           25%          63           FUCO
     Yangchun                              China           15           25%           4           FUCO
     Chengdu Lotus City                    China           48           35%          17           FUCO
     AES Jiaozuo                           China          250           70%          175          FUCO
     AES Hefei                             China           76           70%          53           FUCO
     AES Hefei II                          China           39           70%          27           FUCO
     AES Chongqing Nanchuan                China           50           70%          35           FUCO
     Yangcheng (1st Unit)                  China          350           25%          88           FUCO
     AES Ekibastuz                       Kazakhstan      4,000         100%         4,000         FUCO
     AES Ust-Kamenogorsk GES             Kazakhstan       331          100%          331          FUCO
     AES Shulbinsk GES                   Kazakhstan       702          100%          702          FUCO
     AES Ust-Kamenogorsk TETS            Kazakhstan      1,464         100%         1,464         FUCO
     AES Leninogorsk TETS                Kazakhstan       418          100%          418          FUCO
     AES Sogrinsk TETS                   Kazakhstan       349          100%          349          FUCO
     AES Semipalatinsk TETS              Kazakhstan       840          100%          840          FUCO
     AES Ust-Kamenogorsk Heat Nets       Kazakhstan       310          Mgmt.          0           FUCO
     OPGC                                  India          420           49%          206          FUCO
     AES Lal Pir                          Pakistan        351           90%          316          FUCO
     AES PakGen                           Pakistan        344           90%          310          FUCO
     AES Borsod                           Hungary         171          100%          171          FUCO
     AES Tisza II                         Hungary         860          100%          860          FUCO
     AES Tiszapalkonya                    Hungary         250          100%          250          FUCO
     AES Elsta                          Netherlands       405           50%          203          FUCO
     Medway                                 U.K.          688           25%          172          FUCO
     AES Indian Queens                      U.K.          140          100%          140           EWG
     AES Kilroot                            U.K.          520           97%          504          FUCO
     AES Belfast West                       U.K.          120           97%          116          FUCO
     AES Barry                              U.K.          230          100%          230          FUCO
     AES Drax Power Ltd.                    U.K.         4,065         100%         4,065         FUCO
     AES Fifoots Point                      U.K.          360          100%          360          FUCO
     AES Uruguaiana                        Brazil         600          100%          600          FUCO
     AES Tiete (10 plants)                 Brazil        2,650          44%         1,166         FUCO
     EDC (4 plants)                      Venezuela       2,265          87%         1,971         FUCO
     AES Merida III                        Mexico         484           55%          266          FUCO
     AES Mtkvari                          Georgia         600          100%          600          FUCO
     AES Khrami I                         Georgia         113          100%          113          FUCO
     AES Khrami II                        Georgia         110          100%          110          FUCO
     AES Ottana                            Italy          140          100%          140          FUCO
     AES Mamonal (KMR)                    Columbia         90           62%          56           FUCO
     AES Termo Candelaria (KMR)           Columbia        314          100%          314          FUCO
     AES Centrogener (Gener - 8            Chile          756           96%          726          FUCO
         plants)
     AES Chivor (Gener)                   Columbia       1,000          96%          960          FUCO
     AES Electrica de Santiago (Gener)     Chile          379           72%          273          FUCO
     AES Energia Verde (Gener - 2          Chile           17           96%          16           FUCO
         plants)
     AES Guacolda (Gener)                  Chile          304           48%          146          FUCO
     AES Norgener (Gener - 2 plants)       Chile          276           96%          265          FUCO
     Itabo (Gener - 7 plants)            Dom. Rep.        587           24%          141          FUCO
     FOREIGN SUBTOTAL:                                   39,317                    28,297


                                       21



     TOTAL - March  31, 2001                             45,790                    34,770
     Foreign Generation as a                              86%                        81%
     Percentage of Total:

CILCORP Generating Plants at March 31, 2001:

                                                                        AES         AES
                                                        CAPACITY      INTEREST     EQUITY       REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)         (MW)          STATUS
                                           -------        ----          ---         ----          ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA          10          100          10             IL PUC
     Sterling Avenue                          USA          30          100          30             IL PUC
     Hallock Power Modules                    USA          13          100          13             IL PUC
     Kickapoo Power Modules                   USA          13          100          13             IL PUC
     TOTAL - March 31, 2001                               1,172                    1,172


Revenues from electric generation capacity - 12 months ended March 31, 2001 (millions of dollars):

         CILCORP                                                161        4%
         AES (excluding CILCORP)(1)                           3,546       96%
                                                              -----      ----
                  Total                                       3,707      100%

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP and a 544 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 34,226 to 34,770 MW since December 31, 2000. There has been a 23% decrease in the total revenues earned from the capacity owned by AES and CILCORP in the twelve-month period ended March 31, 2001 compared with the twelve-month period ended December 31, 2000. The percentage of total revenues derived from the generation capacity owned by CILCORP has increased from 3% to 4%.

The physical location of the MW capacity added by AES since December 31, 2000 is in Kazakhstan, Panama, China, and Italy.

------------
(1)  Includes revenues from electric generating capacity owned by IPALCO.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
DISTRIBUTION:


Electric transmission and distribution and gas distribution assets owned as of March 31, 2001 (millions of dollars):

CILCORP                                              780
Total AES (excluding CILCORP)(1)                     5,954
                                                     -----
         Total                                       6,734


Electric transmission and distribution and gas distribution revenues for 12 months ending March 31, 2001 (millions of dollars):

CILCORP                                              567
AES (excluding CILCORP)(2)                           4,147
                                                     -----
         Total                                       4,714


CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCORP has not changed significantly since December 31, 2000; however, the calculation of total transmission and distribution assets owned by AES has decreased due to an improvement in the method for calculating these revenues (namely, subtracting the generation-related assets owned by such transmission and distribution companies). CILCORP's transmission and distribution assets have decreased slightly while the revenues derived from such assets have increased significantly since December 31, 2000. AES' transmission and distribution assets have been restated to be lower due to the recalculation to subtract generation-related assets owned by such transmission and distribution companies, and the revenues derived from such assets have increased significantly since December 31, 2000. CILCORP's percentage of the total transmission and distribution assets is now estimated at 12% based on the improved calculation method, and CILCORP's percentage of the total revenues from such assets has decreased slightly from 13% to 12% for the twelve-month period ending March 31, 2001 compared to the twelve-month period ending December 31, 2000.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the first quarter of 2001.

------------
(1)  Includes transmission and distribution assets owned by IPALCO.
(2) Includes revenues from transmission and distribution assets owned by IPALCO.

ITEM (6) PER EXEMPTION ORDER:

During the first quarter of 2001, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 30th day of May, 2001 by the undersigned thereunto duly authorized.

                                                 The AES Corporation


                                        By:      /s/ William R. Luraschi
                                                 -----------------------
                                                 William R. Luraschi
                                                 General Counsel and Secretary